Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended March 31,
	2011		2010
Earnings:
Income (loss) before income taxes	$10.2		$(114.2)
Adjustments:
Undistributed (income) loss of less than 50% owned investments	0.6		(0.2)
Fixed charges	39.8		42.1
Earnings	$50.6		$(72.3)
Fixed charges:
Interest expense, including debt discount amortization	$28.2		$35.9
Amortization/writeoff of debt issuance costs	7.9		1.6
Portion of rental expense representative of interest factor (assumed to be 33%)	3.7		4.6
Fixed charges	$39.8		$42.1
Ratio of earnings to fixed charges	1.3	x	—	(1)
Amount of earnings deficiency for coverage of fixed charges	$—		$114.4
(1) Less than 1.0x